CHECK MY PET XP, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2022

CHECK MY PET XP, INC.

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Check My Pet XP, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Check My Pet XP, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of operation and stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Check My Pet XP, Inc. as of December 31, 2022, and the results of its operations and its cashflow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent Check My Pet XP, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Check My Pet XP, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Check My Pet XP, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt Check My Pet XP, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

BAS Partners LLC

Pembroke Pines, Florida
June 18 , 2024

CHECK MY PET XP, INC.

BALANCE SHEET

DECEMBER 31, 2022

Assets
Current assets

Cash	$	-
Other current asset		-
Total current assets		-
License rights		194,157
Total assets	**$**	**194,157**

Liabilities and stockholders' equity
Current liabilities

Accounts payables and accrued expenses	$	-
Note payable - current		-
Total current liabilities		-
Note payable - net of current		194,157
Total liabilities		194,157

Commitment and contingencies

Stockholders' equity

Common stock (Authorized, 100 million shares)		-
Additional paid in capital		-
Accumulated deficit		-
Total stockholders' equity		-
Total liabilities and stockholders' equity	**$**	**194,157**

The accompanying notes are an integral part of these financial statements.

CHECK MY PET XP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues	$	-
Cost of sales		-
Gross profit (loss)		-
Operating Expenses:		
General and administration		-
Total operating expenses		-
Operating income		-
Other (income)expenses:		
Interest expense		-
Other income		-
Total Other (income)expenses		-
Net income	$	**-**

The accompanying notes are an integral part of these financial statements.

CHECK MY PET XP, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Shares	Amount	Additional Paid - in - Capital	Accumulated Deficit	Total
Balance at 12/31/2021	-	$ -	$ -	$ -	$ -
Common stock issued	-	-	-	-	-
Common stock issuance costs	-	-	-	-	-
Net loss	-	-	-	-	-
Balance at 12/31/2022	**-**	**$ -**	**$ -**	**$ -**	**$ -**

The accompanying notes are an integral part of these financial statements.

5

CHECK MY PET XP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

		2022
CASHFLOWS FROM OPERATING ACTIVITIES:		
Net income	$	-
Adjustments to reconcile net loss to net cash used in operations:		
Depreciation		-
Amortization		-
Change in operating assets and liabilities		
Intangible assets		(194,157)
Accounts payable and accrued liabilities		-
Net cash used in operating activities		(194,157)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable		194,157
Net cash provided by financing activities		194,157
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

Check My Pet XP, Inc. was formed on February 22, 2022 ("Inception"). The Company's headquarters are located in Cheyene, Wyoming. The Company was formed to revolutionize the healthcare Industry. The Company provides a platform that offers state of the art pet health and wellness testing panels based on a patented dry blood cell collection card and helps pet owners with early detection of any potential hidden health issues early on, and then translate those insights into action. The Company intends to provide a solution for pet owners which is differentiated from the current offerings in the market, as all other in home testing products are currently limited to other less reliable and less insightful screening methods.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company has not started any activities and therefore there are no accounts receivable at December 31, 2022.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

License Rights

The Company recognizes license rights. License rights reflect costs incurred to enhance and maintain the Company's intellectual property position and also the costs incurred to use the intellectual property of others.

The costs will be amortized on a straight-line basis over the license period. At December 31, 2022, License rights was $194,157, net of accumulated amortization of $0.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2022; and

(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2022 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III.   observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 3 — DEBT

Promissory Note

On December, 2022. the Company entered into a promissory note with a related party. The Note with a principal amount of $194,157 at 8.00% interest per annum with the balance and accrued interest due upon maturity of December 31, 2024. This loan was used to finance research and development expenses as well as patent costs.

Note payable obligations at December 31, 2022 was as follows:

		2022
Note payable to related party. Interest rate of 8% per annum. The interest is due December 31, 2022.	$	194,157
Total Note Payable Obligation	**$**	**194,157**

Year ending December 31,		
2024	$	194,157
2025		-
2026		-
2027		-
2028		-
Thereafter		-
Note Payable Obligation	**$**	**194,157**

NOTE 4 - RELATED PARTY TRANSACTIONS

In December 2022, the Company entered into a promissory note with the Company's Chief Executive Officer. The funds were used primarily to finance patent costs and research and development costs. As at December 31, 2022 the amount due to the related party was $194,157.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through June 18, 2024, the issuance date of the financial statements.

END OF REPORT